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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMER
8- 51667

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/24__ AND ENDING __06/30/25__
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __INTE Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__7000 West Palmetto Park Road, Suite 503__
                                                  (No. and Street)

__Boca Raton__	__FL__	__33433__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Fredric Obsbaum__	__(212) 897-1694__	__obsbaum@integrated.securities__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__YSL & Associates LLC__
                          (Name – if individual, state last, first, and middle name)

__11 Broadway__	__New York__	__NY__	__10004__
(Address)	(City)	(State)	(Zip Code)

__06/06/2006__	__2699__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
   240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

INTE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025

AFFIRMATION

I, <u>Fredric Obsbaum</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>INTE Securities LLC</u> as of <u>06/30/25</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

(signature)

Signature

<u>CEO/CFO/CCO</u>

Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
INTE Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of INTE Securities LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as INTE Securities LLC's auditor since 2015.

New York, NY

September 11, 2025

INTE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
June 30, 2025

ASSETS

Cash and cash equivalents	$ 502,847
Fees receivable, net	831,814
Prepaid expenses and taxes	112,434
Due from member	237,525
Other assets	8,618
TOTAL ASSETS	**$ 1,693,238**

LIABILITIES AND EQUITY

Liabilities

Subordinated liabilities	$ 302,129
Accounts payable, accrued expenses and other liabilities	77,245
Total liabilities	379,374

Equity

Members' equity	1,313,864
TOTAL LIABILITIES AND EQUITY	**$ 1,693,238**

The accompanying notes are an integral part of this statement.

INTE SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
June 30, 2025

1. Nature of Operations

INTE Securities LLC ("INTE") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of private placements and related advisory and investment banking activities and has been approved to participate in underwriting and selling group activities. The Company is also approved to operate in Canada under the International Dealer Exemption in the provinces of British Columbia, Ontario and Quebec.

2. Summary of Significant Accounting Policies

Basis of Presentation

Thestatement of financial condition are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

Contract Balance

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2024 and June 30, 2025, the Company had no contract assets but had contract liabilities of $5,000 and $2,500, respectively. The contract liability of $2,500 is presented under Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fees Receivable

Fees receivable are stated at cost less an allowance for credit losses, if any, and represents fees management expects to collect based on each contract. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for credit losses, based on past history, collections, and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of July 1, 2024 and June 30, 2025, the Company's net fees receivable were $1,110,732 and $831,814, respectively. As of June 30, 2025, there was an allowance of $50,000 for credit losses.

2. Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Subordinated Liabilities

Commissions are payable to the salespersons only when the related receivables are collected. In addition, any liabilities to salespersons in this regard are subordinated to the claims of general creditors yet they are not considered part of regulatory capital. As of June 30, 2025, INTE owed $302,129 of subordinated liabilities to salespersons.

Cash and Cash Equivalents

Cash equivalents include a money market mutual fund account which is readily convertible into cash. The balance of the money market mutual fund account as of June 30, 2025 was $328,779. There are no restrictions on the redemption of the mutual fund money market account.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal, state and local income tax purposes. Accordingly, the Company has not provided a tax provision for most income taxes. The Company is subject to the New York City Unincorporated Business Tax and California income tax. The Company is on a calendar year for tax reporting purposes.

At June 30, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of June 30, 2025, the Company's net capital was approximately $419,000 which was approximately $319,000 in excess of its computed minimum requirement of $100,100.

4. Rule 15c3-3

The Company does not hold customer funds or securities; therefore, it has no obligation under SEC Rule 15c3-3 to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Income Taxes

The tax provision for the fiscal year ended June 30, 2025, was composed of New York City Unincorporated Business Tax of $18,039.

6. Concentrations

Cash and cash equivalents

The Company maintains cash deposits at one financial institution and is subject to the credit risk at that financial institution and the deposit may at times exceed amounts insured by the Federal Deposit Insurance Corporation. It also maintains cash in a money market mutual fund account that is not insured. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Major Revenue Producers

During the year ended June 30, 2025, approximately $11,188,924 or 71% of the Company's revenues were generated by five separate groups of registered representatives. Two of the groups accounted for 47% of the total revenues.

Accounts Receivable

At June 30, 2025, two customer accounted for 78% of accounts receivable.

7. Related Party Transactions

Integrated Management Solutions USA LLC ("IMS") is an affiliate under common control that provides office space and other expenses to the Company. During the year ended June 30, 2025, INTE incurred $400,000 for services INTE also paid $10,000 to an employee of the affiliate for services provided.

Since there are significant related party transactions, the results of operations are not necessarily the same as they might have been had such transactions been with unrelated parties.

During the year, the Company provided an interest free loan of $300,000 to a member. As of June 30, 2025, the outstanding balance of this loan was $237,525.

8. Members' Equity

There were seven class members that were entitled to a proportionate share of the net income derived from business opportunities that they referred to the Company. During the year ended June 30, 2025, $5,861,193 was distributed to those members.

9. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which includes several classes of services which mainly includes private placement fees and advisory fees. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the

9. Segment Reporting (continued)

business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 25 percent of its total revenues from a single external customer in 2025.

10. Subsequent Events

Management of the Company has evaluated events and transactions that occurred subsequent to June 30, 2025 through the date the financial statements were issued. Following June 30, 2025, the Company distributed capital of $1,809,958. Management believes there are no other subsequent events requiring recognition or disclosure as of June 30, 2025.